Exhibit 99.10

     FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

May 27, 2008

Item 3.	News Release

The Issuer disseminated a press release dated May 27, 2008 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced it had signed an engagement letter with Loewen, Ondaatje, McCutcheon Limited in connection with a proposed private placement of up to 5,263,158 special warrants at a price of $2.85 per special warrant.

Item 5.	Full Description of Material Change

The Issuer announced that it has entered into an agreement with Loewen, Ondaatje, McCutcheon Limited (“LOM”) in connection with a proposed private placement of up to 5,263,158 special warrants at a price of $2.85 per special warrant to raise total gross proceeds of approximately $15 million. Each special warrant will entitle the holder, for no additional consideration, to acquire one common share of the Issuer and one-half of one common share purchase warrant, each whole warrant exercisable at a price of $3.70 per warrant share for a period of 24 months. The Issuer has committed on a best efforts basis to prepare a prospectus to qualify the distribution of the shares issuable upon the exercise or deemed exercise of the Special Warrants. If a final decision document relating to the Prospectus is not issued by securities administration prior to July 31, 2008, the units issuable upon exercise or deemed exercise of the Special Warrants will consist of 1.1 Units comprised of 1.1 common shares and .55 common share purchase warrants, in lieu of 1 Unit otherwise receivable. LOM has an option to increase the size of the private placement by 20%.

The Issuer intends to use the net proceeds from the offering to repay a loan to Pacific Hydro Pty Ltd. relating to the acquisition of the Mesa Wind Farm and the balance will be used for working capital purposes.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

May 29, 2008